18006512

SEC
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FEB 28 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parkland Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Parkland Plaza
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr. Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GMX

yw

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parkland Securities, LLC, as of December, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

SCOTT RHOADES
Notary Public - Michigan
Monroe County
My Commission Expires Aug 7, 2020
Acting in the County of WASHTENAW

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Parkland Securities, LLC
Index
December 31, 2017

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Parkland Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Parkland Securities, LLC (the Company) as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 27, 2018

Parkland Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash, restricted cash and cash equivalents	$4,671,247
Commissions receivable	1,939,705
Receivable from clearing broker	59,107
Interest receivable	11,516
Receivable from representatives	174,083
Other receivables	119,514
Fixed assets, net of accumulated depreciation	37,869
Other assets	814,506
Total assets	$7,827,547
Liabilites and Member's Equity	
Commissions payable	$1,888,304
Management fees payable	92,048
Accounts payable and other liabilities	956,473
Total liabilities	2,936,825
Member's equity	
Member's contributions	1,250,000
Retained earnings	3,640,722
Total member's equity	4,890,722
Total liabilities and member's equity	$7,827,547

The accompanying notes are an integral part of these financial statements

Parkland Securities, LLC
Statement of Income
Year Ended December 31, 2017

Revenues	
Commissions	$36,566,362
Representative fees	1,561,663
Interest	101,284
Account fees and other charges	353,606
Other revenues	686,824
Total revenues	39,269,739
Expenses	
Commission expense	30,736,168
Management fee expense	3,699,098
Litigation and legal	242,865
Regulatory and licensing	164,315
Clearing and brokerage	280,489
Computer support and software	475,731
Other expenses	1,329,507
Total expenses	36,928,173
Net income	$ 2,341,566

The accompanying notes are an integral part of these financial statements

Parkland Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2017

	Member's Contributions	Retained Earnings	Total
Balances, January 1, 2017	$1,250,000	$2,785,674	$4,035,674
Net income		2,341,566	2,341,566
Distributions		(1,486,518)	(1,486,518)
Balances, December 31, 2017	$1,250,000	$3,640,722	$4,890,722

The accompanying notes are an integral part of these financial statements

Parkland Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$2,341,566
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	27,132
Changes in assets and liabilities	
Decrease in receivable from clearing broker	62,017
Increase in commissions receivable	(600,530)
Increase in representative fees receivable	(142,885)
Increase in interest receivable	(10,529)
Decrease in other receivables	21,731
Increase in other assets	(17,962)
Increase in commissions payable	699,899
Increase in management fees payable	23,417
Increase in accounts payable and accrued expenses	24,685
Net cash provided by operating activities	2,428,541
Cash flows from financing activities	
Distributions paid to members	(1,478,731)
Net increase in cash and cash equivalents	949,810
Cash, restricted cash and cash equivalents, beginning of year	3,721,437
Cash, restricted cash and cash equivalents, end of year	$4,671,247
Supplemental disclosure of cash flow information	
Payment of prior year distribution payable	$ 13,616
Interest paid	$ 5,044
Distribution payable as of December 31, 2017 *	$ 21,403

* Distribution payable amounts are included in accounts payable and other liabilities on the statement of financial condition but excluded from the change in accounts payable and other liabilities.

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Parkland Securities, LLC (the "Company") is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a limited liability company under the laws of the State of Delaware.

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, option contracts, variable life insurance policies, variable annuity contracts, fixed and index annuities, and alternative investments including 1031 tenant in common programs, real estate investment trusts, oil and gas programs through independent registered representatives which operate independent branch offices located throughout the United States of America and/or territories.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) clearing transactions on a fully disclosed basis through its clearing firm, National Financial Services, LLC ("NFS"), and on a subscription-way basis with registered investment companies, insurance and annuity providers and other product offerings. The Company does not hold customer funds or safekeep customer securities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money markets at financial institutions (Note 5). Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted cash and restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS, other financial institutions, or arising from the SEC rules and regulations. Included on the statement of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $75,000 and other cash balances on deposit with other financial institutions in the amount of $10,030.

Cash and cash equivalents	$4,586,217
Restricted cash	85,030
Total cash, restricted cash and cash equivalents shown in the statement of cash flows	$4,671,247

Commissions Receivable and Commissions Payable
Commission receivables represents the dealer concessions, including 12b-1 fees, owed to the Company from investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts owed to registered representatives of the Company for their services, sales commissions, and 12b-1 fees earned related to customer securities transactions.

Receivable from Clearing Broker
Receivable from clearing broker are the net amounts owed from NFS to the Company for dealer concessions, markups on riskless securities transactions and account fees and other charges. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by NFS. Amounts receivable from and payable to NFS are recorded net of any related clearing fees and liabilities in receivable from clearing broker on the accompanying statement of financial condition in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 210, *Balance Sheet Offsetting.*

Interest due to the Company from NFS is recorded in interest receivable.

Receivables from Representatives
Affiliation fees, commission charge backs, and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commissions payable. If the balance of the debits owed to the Company exceed the amount owed to the registered representative then the balance owed to the Company is recorded as a receivable.

Registered representatives are responsible for their registration and licensing costs which are collected by the Company on behalf of the registered representatives and submitted to the Central Registration Depository. The amounts owed from the registered representatives for the registration and licensing costs are also included in receivables from representatives.

Other Receivables
Other receivables include amounts relating to sponsorship revenues, promissory notes, and trade receivables.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2017:

Office equipment	$ 189,449
Less: Accumulated depreciation	(151,580)
Fixed assets, net of accumulated depreciation	$ 37,869

Other Assets
Other assets consist primarily of prepaid expense of $630,149 for payments to the Central Registration Depository for licensing and registration costs, national and regional conference

deposits, unamortized cost for errors and omissions insurance policy(s), surety bond and financial institution bond premiums. Prepaid expenses are expensed as incurred or amortized using the straight line method over the policy or contract period.

Under certain circumstances, the Company provides financial support to contracted registered representatives by executing forgivable loans or signing bonuses. The forgivable loans have contract terms that require the registered representative to remain registered with the Company for a stated period typically ranging from 3 to 7 years and may contain provisions requiring yearly minimum production requirements. A portion of the loan principal balance is forgiven annually at the registered representative's registration anniversary date and upon the satisfaction of any production requirements. The Company realizes the economic benefit over the passage of time and amortizes the costs using the straight-line method over the stated period.

Signing bonuses that contain contract terms that requires the representative to remain associated with the Company for a certain period are amortized using the straight-line method over the stated period. Agreements that do not contain term provisions are expensed when incurred.

If the terms of the agreement are breached by the registered representative, the registered representative is responsible for the repayment of any balances to the Company according to the terms of the agreement. For a signing bonus, the registered representative is liable for the entire amount of the signing bonus. Forgivable loans requires the registered representative to make payment of the principal and accrued interest amounts outstanding as of the prior anniversary date.

As of December 31, 2017 the unamortized balances for signing bonuses and forgivable loans is $182,455 and is reflected in other assets.

Accounts Payable and Other Liabilities
Included in accounts payable and other liabilities is $29,344 for general operating expenses owed to unrelated third parties. Also included are amounts due to various states for assessments and fees, shareholder withholdings (Note 2), loss contingencies (Note 4), and unearned revenues.

Unearned revenues of $719,436 are related to sponsorship revenues and errors and omission insurance premium payments from registered representatives. The payments are collected in advance and revenue is recognized when earned or over the life of the policy.

Fair Value Measurement
The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB ASC 820, *Fair Value Measurement*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I — Unadjusted quoted prices in an active accessible market to identical assets or liabilities.

Level II — Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Revenues and Expenses
In the statement of income, commission revenues include dealer concessions from investment company shares and 12b-1 fees, securities transactions executed through NFS, alternative investments, insurance policies, and annuity contracts from customer securities transactions. Commission revenues as well as the related commission expense are recorded on a trade date or accrual basis.

The Company determined that an accounting policy change would better reflect the revenues and expenses of the Company with how it records the execution of customer securities transactions through NFS. Trade execution expenses for securities transactions were netted against commission revenues and recorded as a net amount. January 1, 2017, the Company has elected to record the gross amount of the execution expenses and revenues. The change in accounting resulted in an increase of $126,758 to commission revenues and also clearing and execution expenses for 2017. There is no impact on the net income or financial condition of the Company.

Representative fees consist of a fixed monthly affiliation fee and amounts for errors and omissions insurance which are charged to registered representatives. The affiliation fees cover various costs and services the Company provides to registered representatives and are recorded on an accrual basis. Registered representatives are charged for errors and omissions insurance upon their enrollment in the program and the revenues are recognized over the policy period.

The Company earns interest on its cash balances on deposit with financial institutions (Note 5). A majority of the interest income is earned on Company and customer deposits with NFS. NFS credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that NFS earns on certain deposits, fully paid lending services and margin borrowings of customers introduced by the Company.

Account fees and other charges in the statement of income are fees and other revenues earned from its relationship with NFS that are not related to customer trade executions or interest sharing agreements.

Other revenues include sponsorship revenues, license and registration processing fees for registered representatives, software and subscription revenues charge to registered representatives, and various other revenues the Company earned in the normal course of business.

Sponsorship revenues are earned by providing investment product companies the opportunity to market their services and products to the registered representatives of the Company. The sponsors are provided direct marketing to the Company's registered representatives and can also attend conferences and seminars that are hosted by the Company and its affiliates, Sigma Planning Corporation ("SPC") a registered investment advisor with the SEC, and Sigma Financial Corporation ("SFC") a registered broker dealer. The Company offers multiple levels of marketing arrangements with each level providing different benefits to the sponsors. Sponsorship payments received in

advance of being earned are recorded as unearned revenues and subsequently recognized as revenue when earned.

Commission expense are the amounts that are due to registered representatives for their commissions and fees earned. Commission expense varies for each registered representative and is calculated as a percentage of commission revenues.

Management expenses are costs incurred from the Company's relationship with BD Ops for services provided to the Company (Note 3).

Litigation and legal fees are costs associated with general attorney fees and arbitrations or complaints that are brought against the Company from customer transactions. The costs incurred include attorney fees, arbitration filing fees, court filing fees, defense costs, reserves for settlements, and any settlements paid to claimants (Note 4).

Regulatory and licensing expenses are amounts assessed to the Company by FINRA, state regulatory agencies, and the Security Investor Protection Corporation for dues and costs associated with the securities industry.

Clearing and brokerage expenses are incurred for non-trade related transactions and trade execution services that are provided by NFS. Transactions not related to trade execution services that NFS provides to the Company include account maintenance, custodial fees, costs associated with customer trade confirmations and account statements. Technology expenses charged to the Company by NFS are recorded in computer support and software.

The Company utilizes numerous software programs and related systems that are included in computer support and software. Various systems and related software are used by the Company and/or registered representatives for financial planning and asset allocation, customer account servicing, and compliance.

Other expenses include interest expense of $5,848 and expenses related to accounting, bad debt expenses, bank service charges, conferences, consultants not related to litigation or legal, depreciation, postage and freight, insurance including errors and omissions, fidelity bonds, amortized costs related to forgivable loans and signing bonuses for registered representatives, state assessments and fees for doing business in those states, and other expenses incurred in the normal course of business. Also included in other expenses are advertising costs of $51,085 which are expensed when incurred.

Recent Accounting Pronouncements
The FASB issued the Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers, Topic 606* and subsequent updates No. 2015-14, 2016-08, 2016-10, 2016-12, 2016-20, 2017-13, 2017-14 ("ASC Topic 606"). ASC Topic 606 supersedes revenue recognition requirements in Topic 605, *Revenue Recognition*, and other specific revenue guidance and becomes effective for annual reporting periods beginning after December 15, 2017.

The Company has evaluated ASC Topic 606 and has identified its revenues that are within the scope of ASC Topic 606 to determine what effect, if any, that the accounting standard updates would have on the financial reporting and accounting policies of the Company. The Company will adopt this guidance effective as of January 1, 2018. The Company has determined that there will be no initial

impact as a result of adopting Topic 606, nor does it expect any significant financial statement impact in subsequent periods.
The Company will continue to monitor and evaluate the potential impact of any new updates, interpretations, and regulations.

Income Taxes
The Company is organized as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. As such, each member is liable for the taxes, if any, on their distributive share of income.

FASB ASC 740, *Income Taxes,* requires the Company to evaluate any tax positions taken or expected to be taken in preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Any tax positions that do not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2017, management has determined there are no material uncertain income tax positions.

2. Member's Equity

The Company made periodic distributions to its members during 2017 in the aggregate amount of $1,486,518 based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in member's equity.

Certain states require flow-through withholding of the member's distributive income due to the limited liability status. The Company makes payment to those states on behalf of the members in addition to any composite tax returns that the Company has elected to file. Of the aggregate amount of distributions to stockholders, included are distribution amounts of $52,518 were recorded for shareholder withholdings. As of December 31, 2017 $21,403 was payable and recorded in accounts payable and other liabilities in the statement of financial condition.

3. Related Party Transactions

The Company receives various services such as personnel including management, the use of telecommunications, office space, systems and equipment, and other general and administrative support from BD Ops, a company owned by the members of the Company.

BD Ops has a formal management services agreement with the Company, SFC, and SPC, all of which are related parties by common ownership. Whereby BD Ops provides such services to the Company, SFC, and SPC and the Company pays a management fee expense to BD Ops for the services received.

The management expenses are allocated between the Company, SFC, and SPC based on their pro-rata share of their combined cash receipts from dealer concessions, advisory and consulting revenues and their combined number of registered representatives and IARs. For the year ended December 31, 2017, the Company recorded management expenses of $3,699,098 in the statement of income and as of December 31, 2017 the Company accrued $92,048 due to BD Ops in accordance with the management agreement.

SPC and BD Ops are subject to a Base Security Agreement with Sammons Securities, Inc. ("SSI") in which SPC and BD Ops have been pledged as collateral to secure the payment and performance for a loan from SSI to Jerome S. Rydell. The loan was entered into by the parties to allow financing of the sale of the Company from SSI to Jerome S. Rydell and a Trust under the control of Jerome S. Rydell. In the event of a default or acceleration of the indebtedness and if not cured within the applicable cure or grace period, SSI shall have the right to the collateral.

4. Commitments and Contingencies

The Company is subject to litigation, arbitrations and regulatory actions in the ordinary course of its business. The Company has one arbitration and two civil claims pending which have been filed against the Company for alleged damages related to the execution of securities transactions.

Management with the assistance of legal counsel evaluates the claims on an ongoing basis as information becomes available. In accordance with FASB ASC 450, *Loss Contingencies,* claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made, the Company recorded a liability in connection with such claims. For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss in accordance with FASB ASC 450. The Company has nonetheless recorded an estimate for the defense costs of such claims. Further, claims in which a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration standards of FASB ASC 450 may nonetheless be material.

At December 31, 2017, the Company recorded a loss contingency of $183,045 in accounts payable and other liabilities for potential losses and costs associated with the defense of these matters and are included in litigation and legal fees in the statement of income.

For unasserted claims that may occur against the Company, an estimate of loss cannot be reasonably made and none have not been recorded.

5. Concentrations of Credit Risk

The Company maintains a majority of its cash balances in several accounts at NFS and two financial institutions located in Michigan and Missouri. The balances with the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2017, the Company had uninsured cash balances of $2,124,274 with the financial institutions.

The cash balances with NFS and other financial institutions are also not covered by FDIC and the uninsured amounts are $2,144,865 as of December 31, 2017.

6. Guarantees and Indemnification

FASB ASC 460,, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Securities transactions of the Company's customers are introduced and cleared through NFS. Pursuant to the clearing agreement, NFS has the right to seek reimbursement from the Company for certain losses, account debit balances and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due or satisfy margin requirements. The Company's policy is to minimize the related off balance sheet risk and exposure through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. As of December 31, 2017 there has not been a material reimbursement request received or outstanding.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined. The Rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $3,411,191 which was $3,161,191 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .86 to 1.

The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). The Company introduces its customers' account and acts as a finder agent in the sale of general securities and mutual funds. Customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

8. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued.

Supplemental Schedules

Parkland Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Schedule I

Net capital		
Total member's equity qualified for net capital		$ 4,890,722
Deductions and/or charges		
Total nonallowable assets		
Commission receivable		333,902
Receivable from representatives		174,083
Other receivables		119,514
Fixed assets		37,869
Other assets		812,604
Total nonallowable assets		1,477,972
Other deductions and/or charges		-
Net capital before haircuts		3,412,750
Haircut on other securities		1,559
Net capital		$ 3,411,191
Aggregate indebtedness		$ 2,936,825
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 195,789
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		250,000
Excess net capital (net capital, less net capital requirement)		$ 3,161,191
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 3,111,191
Ratio of aggregate indebtedness to net capital		0.86 to 1

There are no material differences between the computation above and the computation included in the corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2017.

Parkland Securities, LLC
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017 **Schedule II**

The Company claims exemption under Section (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

PARKLAND
SECURITIES, LLC
MEMBER FINRA/SIPC

Exemption Report
For Year Ended December 31, 2017

We as members of management of Parkland Securities, LLC (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii), and
2. We met the identified exemption provisions throughout the period from January 1, 2017 to December 31, 2017, except as follows whereby certain customer checks were not transmitted by noon of the next business day following receipt.

In 234 instances customer checks were received at our branch offices, mailed to our Office of Supervisory Jurisdiction ("OSJ") for review and processing, and thereafter transmitted to our clearing firm no later than next business day following receipt at the OSJ, but later than noon of the next business day following the initial receipt in our branch offices. These exceptions are due to the two-business-day delay involved in sending customer checks from our branch offices to the OSJ via postal mail or courier service. Second, we identified 49 checks that inadvertently were not transmitted by noon of the next business day following receipt. The following is a month-by-month breakdown of these exceptions by percentage:

Month	Number of Checks	Percentage
January	39	14%
February	39	14%
March	41	14%
April	45	16%
May	15	5%
June	18	6%
July	9	3%
August	22	8%
September	20	7%
October	10	4%
November	9	3%
December	16	6%

Parkland Securities, LLC

Brandon Rydell
Chief Financial Officer

2/26/18
Date

300 Parkland Plaza • Ann Arbor, MI 48103
Phone: 888-744-6264 • Fax: 734-663-0213 • www.parklandsecurities.com

Securities offered through Parkland Securities, LLC., member FINRA/SIPC.
Investment advisory services offered through Sigma Planning Corporation, a registered investment advisor.

Report of Independent Registered Public Accounting Firm on Exemption Report

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Parkland Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Parkland Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Sigma Financial Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii)(the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sigma Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 27, 2018

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Parkland Securities, LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)
December 31, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Member
Parkland Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Parkland Securities, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

b. Compared the Total Revenue amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2017, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Recalculated the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
February 27, 2018

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

53482 FINRA DEC
PARKLAND SECURITIES LLC
300 PARKLAND PLZ
ANN ARBOR, MI 48103-6201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brandon Rydell 734-663-1611

2. A.	General Assessment (item 2e from page 2)	$ 16,830
B.	Less payment made with SIPC-6 filed (exclude interest) 07/21/2017 Date Paid	(5,399)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	11,431
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 11,431

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $ 11,431

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Parkland Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP
(Title)

Dated the 2 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 39,269,739
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	27,923,050
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	126,758
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	28,049,808
2d. SIPC Net Operating Revenues	$ 11,219,931
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 16,830
	(to page 1, line 2.A.)